UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

John R. Dent, Esq.
General Counsel
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277
(980) 345-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Extended Stay America, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Class A Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class A Common Stock”), convertible into 250,493,583 shares of Class B Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class B Common Stock” and each share, a “Class B Share”)*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
Class A Common Stock, convertible into 250,493,583 Class B Shares*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class A Common Stock, convertible into 250,493,583 Class B Shares*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.2% on an as-converted basis*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

__________________________________________

*
The Class A Common Stock is convertible on a one-to-one basis for Class B Common Stock only to facilitate (i) a dividend by Extended Stay America, Inc. in respect of its common stock or (ii) a sale to a third party by Extended Stay America, Inc. of a share of the common stock of Extended Stay America, Inc. paired to a share of the Class B Common Stock of ESH Hospitality, Inc. (together, a “Paired Share”) in connection with the use of Paired Shares to acquire assets, property or services, in each case, of any type. Giving effect to the conversion of all Class A Common Stock, Extended Stay America, Inc. beneficially owns 56.2% of all shares of Class B Common Stock (calculated in accordance with Rule 13d-3(d) of the Act and based upon a total of 446,016,177 Class B Shares outstanding as of December 16, 2016).

This Amendment No. 5 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Person as an amendment to the Schedule 13D filed on June 10, 2014 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on August 13, 2014 with the SEC, Amendment No. 2 to the Schedule 13D filed on November 19, 2015, Amendment No. 3 to the Schedule 13D filed on October 7, 2016 and Amendment No. 4 to the Schedule 13D filed on November 22, 2016 (collectively, the “Schedule 13D”) with respect to the Class B Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The “Explanatory Note” is amended and restated in its entirety to read as follows:

“EXPLANATORY NOTE: Each of Extended Stay America, Inc. (the “Corporation”), the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below. Given the terms of the Stockholders’ Agreement, the Corporation and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns, as of the date hereof, 85,084,978 Paired Shares, or 43.5% of the outstanding Paired Shares, 250,493,583 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,493,583 Class B Shares, or 56.2% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act) and 21,202 shares of voting preferred stock of the Corporation, or 100% of the outstanding voting preferred stock of the Corporation.”

Item 4.  Purpose of Transaction.

The subheading and first two paragraphs under subheading “Proposed Secondary Offering” of Item 4 is hereby amended and restated in its entirety to read as follows:

“References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights Agreement, which have been previously filed hereto as Exhibits 3 and 4, respectively, and incorporated by reference herein.

Share Repurchase

Pursuant to an agreement (the “Share Repurchase Agreement”) among the Corporation, ESH Hospitality, Inc. (“ESH REIT”) and the Sponsors, the Corporation and ESH REIT purchased 625,000 Paired Shares directly from the Sponsors in a private, non-underwritten transaction at a price per Paired Share equal to the price paid by the underwriter in the offering described below. This purchase was conducted pursuant to and counts toward, the previously announced Corporation and ESH REIT Paired Share repurchase program.

The foregoing description of the Share Repurchase Agreement is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, which is filed as Exhibit 6 hereto and is incorporated herein by reference.

Combined Paired Share Repurchase Program

In December 2015, the boards of directors of the Corporation and ESH REIT authorized a combined Paired Share repurchase program for up to $100 million of Paired Shares. In February 2016, the Boards of Directors of the Corporation and ESH REIT authorized an increase of the combined Paired Share repurchase program from $100 million to up to $200 million of Paired Shares. The program expires on December 31, 2016. Repurchases may be made at management’s discretion from time to time in the open market, in privately negotiated transactions or by other means (including through Rule 10b5-1 trading plans). Depending on market conditions and other factors, these repurchases may be commenced or suspended without prior notice. As of December 7, 2016, the Corporation and ESH REIT repurchased and retired approximately 8.7 million shares of Corporation common stock and approximately 8.7 million shares of ESH REIT Class B common stock, respectively, for approximately $78.7 million and $49.0 million, respectively. As of December 7, 2016, approximately $72.3 million of Paired Shares remain available for repurchase pursuant to the combined Paired Share repurchase program.

Secondary Offering

On June 5, 2015, the Corporation and ESH REIT filed a joint automatic shelf registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 142,960,388 Paired Shares. On December 14, 2016, the Corporation and ESH REIT filed a prospectus supplement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 12,500,000 Paired Shares. On December 12, 2016, the Corporation, ESH REIT and the Sponsors entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriter named therein (the “Underwriter”). Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 12,500,000 Paired Shares to the Underwriter at a price of $16.41 per Paired Share. The offering closed on December 16, 2016.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.

Lock-Up Agreements

In connection with the secondary offering referenced herein, the Corporation and ESH REIT, their respective executive officers and directors and the Sponsors have agreed with the Underwriter, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 30 days after December 12, 2016, except with the prior written consent of Citigroup Global Markets Inc.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which is incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer.

Item 5(a) - (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)-(e) The following disclosure assumes that there are a total of 446,016,177 Class B Shares outstanding.
Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to beneficially own Shares of Class A Common Stock, convertible into 250,493,583 Class B Shares, which constitutes 56.2% of the outstanding Class B Common Shares.*

(c)     Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any person named in Item 2 hereof, has effected any transaction in the ESH REIT’s Class B Shares during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

(d)     To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

“As of the date of this Amendment, other than the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 of the Schedule 13D related to the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements is incorporated herein by reference.”

Item 7.  Material to Be Filed As Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

1.
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).

2.
Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).

3.
Joinder to Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated September 29, 2015 (filed as Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-36190) filed October 27, 2015) (previously filed).

4.
Underwriting Agreement, dated December 12, 2016, by and among the Issuer, the Reporting Person, the Blackstone Parties, the Paulson Parties and the Centerbridge Parties (incorporated by reference to Exhibit 1.1 to the Issuer’s and Reporting Person’s Prospectus, SEC File No. 333-204781, filed with the SEC on December 16, 2016).

5.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s and Reporting Person’s Prospectus, SEC File No. 333-204781, filed with the SEC on December 16, 2016).

6.
Share Repurchase Agreement, dated December 7, 2016, by and among the Issuer, the Reporting Person and each of the entities identified on Schedule 1 thereto (filed as Exhibit 10.1 to the Issuer’s and Reporting Person’s Current Report on Form 8-K (File No. 001-36190) filed December 13, 2016) (previously filed).

__________________________________________

*
All calculations of the Reporting Person’s percentage ownership in this Schedule 13D are based upon a total of 446,016,177 shares of Class B Common Stock outstanding, which is the sum of (a) 195,522,594 shares of Class B Common Stock outstanding as of December 16, 2016 plus (b) 250,493,583 shares of Class B Common Stock issuable upon the conversion by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2016

EXTENDED STAY AMERICA, INC.

By:	/s/ John R. Dent
Name: John R. Dent
Title: General Counsel

SCHEDULE I
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The name of each executive officer and director of Extended Stay America, Inc. is set forth below.
The business address of each person listed below is c/o Extended Stay America, Inc., 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.
Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Principal Occupation or Employment (with the Reporting Person unless otherwise indicated)
Gerardo I. Lopez	Chief Executive Officer and Director
Jonathan S. Halkyard	Chief Financial Officer
Thomas J. Bardenett	Chief Operating Officer
John R. Dent	General Counsel and Corporate Secretary
Kevin A. Henry	Executive Vice President and Chief Human Resources Officer
Howard J. Weissman	Corporate Controller
Douglas G. Geoga	President and Chief Executive Officer of Salt Creek Hospitality, LLC
Kapila K. Anand	Lead Director for the Women Corporate Directors Education and Development Foundation
Richard F. Wallman	Former Chief Financial Officer and Senior Vice President, Honeywell International Inc.
William J. Stein	Senior Managing Director, Real Estate Group, The Blackstone Group L.P.
Michael Barr	Partner, Paulson & Co. Inc.
William D. Rahm	Senior Managing Director, Centerbridge